

January 7, 2013

Via E-mail
Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

> **Re: SunCoke Energy Partners, L.P.**
> **Supplemental Response Letter dated January 3, 2013**
> **Regarding Form S-1**
> **File No. 333-183162**

Dear Ms. Cade:

We have reviewed your response letter and have the following comment.

Combined Statements of Operations, page F-12

1. We note your presentation of supplemental pro forma net income per limited partner unit, in which you only include the limited partner units issued to the public in addition to the number of limited partner units related to the distribution to be made to your sponsor. As you are not within the scope of ASC 260 for your historical financial statements, please remove this presentation and include the SAB Topic 1:B.3 presentation as part of your pro forma financial statements, which takes into consideration all of your limited partner interest and the general partner interest. In this regard, a $36 million distribution compared to pro forma net income attributable to limited partner interest of $11.7 million for fiscal year 2011 would result in 1,335,165 common units needed to pay the distribution from proceeds, which would lower basic and diluted net income per common units outstanding from $0.74 to $0.36 for fiscal year 2011 and from $2.10 to $1.01 for the nine-months ended September 30, 2012. Please also provide investors with a supplemental presentation for the scenario in which the underwriters exercise their option for an additional 2,025,000 common units and provides your sponsors with an additional $37.8 million special distribution. In this regard, it would appear the impact would be basic and diluted net income per common units outstanding of $0.34 for fiscal year 2011 and $0.95 for the nine-months ended September 30, 2012.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Rachel A. Packer, Esq. (*via E-mail*)
        Vinson & Elkins LLP